      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 5, 1995



                                                       REGISTRATION NO. 33-60381

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 PRE-EFFECTIVE
                                 -------------


                                AMENDMENT NO. 1

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               ORGANOGENESIS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                      DELAWARE                            04-2871690
           (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER
           INCORPORATION OR ORGANIZATION)           IDENTIFICATION NUMBER)

                            ------------------------

                   150 DAN ROAD, CANTON, MASSACHUSETTS 02021
                                 (617) 575-0775
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                   HERBERT M. STEIN, CHIEF EXECUTIVE OFFICER
                               ORGANOGENESIS INC.
                   150 DAN ROAD, CANTON, MASSACHUSETTS 02021
                                 (617) 575-0775
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:
                             STEVEN D. SINGER, ESQ.
                                 HALE AND DORR
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109
                                 (617) 526-6000

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.
                            ------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this form is registering additional securities pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration
statement for the same offering: 33-       / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering: 33-       / /

    If delivery of the prospectus is expected to be made pursuant Rule 434, please check the following box: / /


                        CALCULATION OF REGISTRATION FEE



========================================================================================================================
                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                 AMOUNT TO BE       OFFERING PRICE        AGGREGATE        AMOUNT OF
       SECURITIES TO BE REGISTERED               REGISTERED(1)         PER UNIT        OFFERING PRICE   REGISTRATION FEE
========================================================================================================================
Units (each consisting of five shares of
  Common Stock, $.01 par value, and one
  Redeemable Common Stock Purchase
  Warrant, initially entitling the holder
  to purchase one share of Common Stock.....     230,000 Units         $71.56(1)       $16,459,375(1)      $5,675.65
- ------------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, $.01 par value,
  underlying Common Stock Purchase
  Warrants..................................     230,000 shares(2)     $21.47(1)        $4,938,100(1)      $1,702.80
- ------------------------------------------------------------------------------------------------------------------------

Adjustment Warrants(3)......................     1,150,000 warrants    $14.3125        $16,459,375         $5,675.65
- ------------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, $.01 par value,
  underlying the Adjustment Warrants........     1,150,000 shares      $14.3125        $16,459,375         $5,675.65
- ------------------------------------------------------------------------------------------------------------------------
Total.......................................                                                              $18,729.75(4)

========================================================================================================================


(1) Estimated for purposes of calculating registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, on the basis of the average of the high and low sales prices of the Registrant's Common Stock on June 29, 1995 ($14.3125).


(2) Includes 230,000 shares of Common Stock underlying the Redeemable Common Stock Purchase Warrants and, pursuant to Rule 416, an additional indeterminable number of shares of Common Stock which may become issuable by virtue of certain adjustment provisions of the Warrants, assuming a per share exercise price of 50% over the average of the high and low sales prices of the Registrant's Common Stock on June 29, 1995.


(3) Calculated pursuant to Rule 457(g).


(4) $5,407.10 of this fee was previously paid.

========================================================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)

ISSUED JULY   , 1995

[LOGO]

                                 200,000 UNITS


                               ORGANOGENESIS INC.

            EACH UNIT CONSISTING OF FIVE SHARES OF COMMON STOCK AND

      ONE REDEEMABLE COMMON STOCK PURCHASE WARRANT, SUBJECT TO ADJUSTMENT

                            ------------------------

    Each Unit consists of five shares of Common Stock, par value $.01 per share ("Common Stock"), and, except as described below, one Redeemable Common Stock Purchase Warrant ("Unit Warrant") of Organogenesis Inc. (the "Company"). Each Unit Warrant entitles the holder to purchase one share of Common Stock at a
price (the "Warrant Exercise Price") of $         per share (expected to be
equal to 150% of the lower of the Initial Purchase Price or the Adjustment
Price, as such terms are defined below), at any time through                   ,
2000, when the Unit Warrants expire. The Unit Warrants are non-transferable and, subject to certain exceptions, may be redeemed by the Company at any time after
      , 1997 upon 30 days written notice at a price of $.01 per Unit Warrant, if the average last sale prices of the Common Stock (as reported by the American
Stock Exchange) exceeds $         per share (expected to be equal to 150% of the
Warrant Exercise Price) for any period of thirty (30) consecutive trading days ending within thirty (30) days of the notice of redemption. See "Description of Warrants." The Units are immediately separable into shares of Common Stock and Unit Warrants, and the shares of Common Stock will be separately transferable.



    The Company reserves the right to issue up to an additional 30,000 Units to investors in this offering. Unless noted, all information provided in this Prospectus assumes no sale of such additional Units.



    The Unit Warrant included in each Unit is subject to adjustment in the event that the Adjustment Price exceeds the Initial Purchase Price by an amount equal to or greater than $2.00 per share, in which event each Unit shall include a Unit Warrant to purchase one-half share of Common Stock instead of one share of Common Stock. As used in this Prospectus, the term "Adjustment Price" means an amount equal to 97% of the average of the daily volume weighted average trade price (as reported by Bloomberg Financial Markets News and rounded to three decimal places) for the Company's Common Stock during a period beginning on the day after an investment agreement is signed and ending 20 business days later and the term "Initial Purchase Price" means the Per Unit Price to the Public set forth in the table below divided by five (5).



    In addition, in the event that the Adjustment Price is lower than the Initial Purchase Price, the Company will issue a number of Common Stock Adjustment Purchase Warrants (the "Adjustment Warrants") to each investor equal to the Initial Purchase Price less the Adjustment Price multiplied by the number of shares of Common Stock included in the Units purchased by such investor, and divided by the Adjustment Price. The exercise price of the Adjustment Warrants will be $.01 per share of Common Stock and the Warrants will be exercisable by the holder thereof for a period beginning 65 days from the date that the holder gives notice to the Company and ending 155 days after such notice and will expire at the end of this period. The Adjustment Warrants will expire on the third anniversary of their issuance if they have not previously expired.



    This Prospectus also relates to the issuance by the Company of Common Stock issuable upon the exercise of the Unit Warrants and the Adjustment Warrants.



    The Units offered hereby are being sold by the Company and the Common Stock included in the Units and the Common Stock issuable on exercise of the Unit Warrants and the Adjustment Warrants will be issued by the Company. See "Plan of Distribution." The final price of the Units and the exercise price of the Common Stock underlying the Unit Warrants will be determined by negotiations between the Company and prospective purchasers of the Units. The Common Stock of the Company is listed on the American Stock Exchange under the symbol "ORG". On June 28, 1995, the last reported sale price for the Common Stock as reported by the American Stock Exchange was $14 1/2. See "Common Stock Price Range."



     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.


======================================================================================================
                                                   PRICE TO PUBLIC(2)        PROCEEDS TO COMPANY(3)
- ------------------------------------------------------------------------------------------------------
Per Unit(1)...................................         $                            $
- ------------------------------------------------------------------------------------------------------
Total(2)......................................         $                            $
======================================================================================================


(1) Before deduction of expenses payable by the Company in connection with the offering estimated at $150,000. Does not include proceeds payable to the Company upon the exercise of the Unit Warrants.



(2) The final price of the Units and the exercise price of the Common Stock underlying the Unit Warrants will be determined by negotiations between the Company and prospective purchasers of the Units.



(3) Does not include proceeds, if any, to be derived from the sale of up to an additional 30,000 Units in this offering.


                            ------------------------


    The Units offered hereby are offered directly by the Company. The Company has not fixed a minimum number of Units to be sold in this offering and funds received by the Company on the sale of less than all of the Units offered hereby will not be placed in an escrow, trust or similar arrangement. It is expected that delivery of certificates representing the shares of Common Stock and Warrant Agreements for the Unit Warrants included in the Units will be made against payment for the Units in Boston, Massachusetts on or about
                  , 1995.


            THE DATE OF THIS PROSPECTUS IS                   , 1995.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (1) the description of the Company's capital stock contained in Organogenesis' Registration Statement on Form 8-A filed on April 7, 1988; (2) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; and (3) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") subsequent to the date hereof and prior to the termination of the offering of the Units registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to Organogenesis Inc., Curtis W. Rodenhouse, Chief Financial Officer, 150 Dan Road, Canton, Massachusetts 02021; telephone (617) 575-0775.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the American Stock Exchange. Reports and other information concerning the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006-1181.


     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Units offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Units offered hereby, reference is made to such Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," appearing elsewhere in this Prospectus or incorporated herein by reference. As used herein, "Organogenesis" or the "Company" refers to Organogenesis Inc. and its subsidiaries.

                                  THE COMPANY

     Organogenesis designs, develops and manufactures innovative medical therapeutics using living human cells and natural connective tissue components. Organogenesis was the first company founded to develop and commercialize therapies based on innovations in tissue engineering, a relatively new discipline focused on developing specialized biomaterials and cellular constructs to assist, repair, regenerate, or replace diseased or damaged tissue. An understanding of the biology of cells, the structure and function of the extracellular matrix, and the critical interactions between the two is needed to fully exploit the potential of tissue engineering. The Company's leadership in combining theses technologies has resulted in a wide variety of product opportunities, including GRAFTSKIN, the Company's full-thickness skin replacement product, which has completed enrollment of over 500 patients in pivotal clinical trials.

     The Company is developing its technology in the following areas: wound care, cardiovascular, general surgery, urology and orthopedics. GRAFTSKIN is intended to provide immediate wound closure while effectively promoting the establishment of new skin tissue. GRAFTSKIN is currently in clinical trials for chronic venous ulcers, wounds resulting from dermatological surgery, and burns. Interim results appear to demonstrate GRAFTSKIN's safety, effectiveness over standard care, improvement in patient quality of life, and excellent cosmetic results. On June 5, 1995, the Company announced that it had received notice from the U.S. Food and Drug Administration (the "FDA") that its GRAFTSKIN Premarket Approval ("PMA") application to be submitted will receive expedited review. The Company expects to submit a PMA application for GRAFTSKIN to the FDA during 1995.

     Other product candidates which are intended to enable the recipient's (or host's) body to form a fully functional replacement for diseased or damaged tissue are in various stages of preclinical development. These products, such as the GRAFTARTERY small diameter vascular graft, are being developed as "off-the-shelf" repair or replacement material for applications where no graft material is currently available, or where an "off-the-shelf" implant would obviate the need to obtain autologous repair material (material from another part of the host's body). The Company's product candidates are intended to provide highly efficacious, cost-effective treatment for poorly managed diseases and disorders.

     Scientists at Organogenesis have expertise in a broad range of disciplines, including cell biology, immunology, tissue cryopreservation, matrix biochemistry, and vascular biology. In addition to the Company's core scientific expertise, the Company has established capabilities in process development and manufacturing, preclinical testing, clinical development, and regulatory affairs.

     Organogenesis' strategy is to form collaborations with larger pharmaceutical and medical device companies with strategic interests in the Company's product development areas, in exchange for marketing rights to the Company's products. The Company has entered into such collaborations with Biomet Inc. for the development of orthopedic implants, with Toyobo Ltd. for the Company's in vitro testing kits in Japan, and has signed a letter of intent with SCIMED Life Systems Inc. to enter into an agreement to collaboratively develop and commercialize collagen-coated endovascular stents. As a result of the merger between SCIMED and Boston Scientific Corporation, SCIMED management is analyzing the collaborative program with the Company, and there can be no assurance that the Company and SCIMED will enter into a definitive agreement.

     The Company was organized as a Delaware corporation in 1985. The Company's executive offices are located at 150 Dan Road, Canton, Massachusetts 02021 and its telephone number is (617) 575-0775.

                                  THE OFFERING



Securities Offered.......  200,000 Units, each consisting of five shares of Common Stock and one Unit Warrant. Each Unit Warrant initially entitles the holder to purchase one share of Common Stock at a price of $
                           (expected to be equal to 150% of the lower of the Initial Purchase
                           Price and the Adjustment Price at any time prior to           ,
                           2000, when the Unit Warrants expire. The Unit Warrant included in each Unit is subject to adjustment in the event that the
                           Adjustment Price exceeds the Initial Purchase Price by an amount equal to or greater than $2.00 per share, in which event each Unit shall include a Unit Warrant to purchase one-half of a share of
                           Common Stock instead of one share of Common Stock. The Unit
                           Warrants are nontransferable and, subject to certain exceptions,
                           may be redeemed by the Company at any time after                ,
                           1997 upon 30 days written notice at a price of $.01 per Warrant if the average of the last sale prices of the Common Stock (as
                           reported by the American Stock Exchange) exceeds $     per share
                           (expected to be equal to 150% of the Warrant Exercise Price) for any period of thirty (30) consecutive trading days ending within thirty days of the notice of redemption. The shares of Common
                           Stock issuable upon the exercise of the Unit Warrants are issuable upon the Company's receipt of a subscription form executed by the holder of the Unit Warrants, and the payment to the Company of the aggregate exercise price of the shares of Common Stock purchased.
                           In addition, in the event that the Adjustment Price is lower than the Initial Purchase Price, the Company will issue a number of
                           Adjustment Warrants to each investor equal to the Initial Purchase
                           Price less the Adjustment Price multiplied by the number of shares of Common Stock included in the Units purchased by such investor, and divided by the Adjustment Price. The exercise price of the
                           Adjustment Warrants will be $.01 per share of Common Stock and the
                           Warrants will be exercisable by the holder thereof for a period beginning 65 days from the date that the holder gives notice to the Company and ending 155 days after such notice and will expire at the end of this period. The Adjustment Warrants will expire on the third anniversary of their issuance if they have not
                           previously expired. See "Description of Warrants."
Common Stock Outstanding
  after the Offering.....  10,379,278 shares (1)(2).
Use of Proceeds..........  Preclinical and clinical programs, product research and development, working capital and general corporate purposes.
American Stock Exchange
  Symbol.................  ORG



                                 SUMMARY CONSOLIDATED FINANCIAL DATA
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                               THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                     ----------------------------------------------------    ------------------
                                      1990       1991       1992       1993        1994       1994       1995
                                     -------    -------    -------    -------    --------    -------    -------
                                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
Contract revenues..................  $ 2,934    $ 3,244    $ 2,735    $   375    $    336    $    66    $    17
Product sales......................      221        555        508         72           0          0          0
Interest income....................      441        381      1,729      1,146         660        176        139
                                     -------    -------    -------    -------    --------    -------    -------
                                       3,596      4,180      4,972      1,593         996        242        156
                                     -------    -------    -------    -------    --------    -------    -------

Cost and expenses:
Research and development...........    6,450      6,144      6,949      8,117       8,573      1,922      2,304
Cost of product sales..............       99        250        270         65           0          0          0
Marketing, general and
  administrative...................    3,171      3,604      3,983      3,347       2,864        686        798
                                     -------    -------    -------    -------    --------    -------    -------
                                       9,720      9,998     11,202     11,529      11,437      2,608      3,102
                                     -------    -------    -------    -------    --------    -------    -------
Net loss...........................  $(6,124)   $(5,818)   $(6,230)   $(9,936)   $(10,441)   $(2,366)   $(2,946)
Net loss per common share..........  $ (0.88)   $ (0.78)   $ (0.69)   $ (1.09)   $  (1.14)   $  (.26)   $  (.31)

                                                                                     MARCH 31, 1995
                                                                               --------------------------
                                                                               ACTUAL      AS ADJUSTED(3)
                                                                               -------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.............................  $ 6,028         $19,058
Working capital..............................................................    5,701          18,731
Total assets.................................................................   12,206          25,236
Long term liabilities........................................................      161             161
Total stockholders' equity...................................................   11,074          24,104


- ---------------


(1) Does not include shares of Common Stock issuable upon the exercise of Adjustment Warrants which may be issued to purchase up to an aggregate of 1,000,000 shares of Common Stock at an exercise price of $.01 per share.



(2) Based on the number of shares outstanding at June 28, 1995. Excludes 200,000 shares of Common Stock reserved for issuance upon the exercise of the Unit Warrants, 1,000,000 shares of Common Stock reserved for issuance upon the exercise of the Adjustment Warrants and 1,839,400 shares of Common Stock reserved for issuance pursuant to stock options outstanding on June 15, 1995 at a weighted average exercise price of $10.14 per share, of which options to purchase 806,410 shares were exercisable. Also excludes 187,500 shares of Common Stock reserved for issuance pursuant to other warrants to purchase Common Stock outstanding on June 28, 1995 at a weighted average exercise price of $27.04.



(3) Adjusted to reflect the sale by the Company of 200,000 Units offered hereby (assuming no exercise of the Unit Warrants or the Adjustment Warrants) at an assumed public offering price of $65.90 per Unit (based on the average closing price of the Company's Common Stock on the American Stock Exchange for the 60 trading days ending on June 28, 1995) and after deducting estimated offering expenses. See "Use of Proceeds."



                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus.

UNCERTAINTY OF SUCCESSFUL COMMERCIALIZATION

     The Company has not begun to market or generate revenues from the commercialization of products. The products under development by the Company will require significant additional research and development efforts, including extensive clinical testing and regulatory approval, prior to commercial use. The Company's potential products are subject to the risks of failure inherent in the development of pharmaceutical products based on new technologies. These risks include the possibilities that the Company's therapeutic approach will not be successful; that any or all of the Company's potential products will be found to be unsafe, ineffective, toxic or otherwise fail to meet applicable regulatory standards or receive necessary regulatory clearances; that the potential products, if safe and effective, will be difficult to develop into commercially viable products, to manufacture on a large scale, be uneconomical to market, or fail to obtain acceptance by the medical community; that proprietary rights of third parties will preclude the Company from marketing such products; or that third parties will market superior or equivalent products.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING


     The Company will require substantial additional funds in order to continue its research and development programs, preclinical and clinical testing of its product candidates and to conduct full scale manufacturing and marketing of any pharmaceutical products that may be developed. The Company's capital requirements depend on numerous factors, including but not limited to the progress of its research and development programs, the progress of preclinical and clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, competing technological and market developments, changes in the Company's existing research relationships, the ability of the Company to establish collaborative arrangements, the development of commercialization activities and arrangements, and the purchase of additional facilities and capital equipment. Based upon its current plans, the Company believes that the net proceeds (assuming net proceeds of at least $13 million) of this offering, together with existing capital resources and income earned on investment capital will be sufficient to fund its operations at least through the third quarter of 1996. There can be no assurance, however, that changes in the Company's research and development plans or other events affecting the Company's operations will not result in accelerated or unexpected expenditures.


     Thereafter, the Company will need to raise substantial additional capital to fund its operations. The Company intends to seek such additional funding through public or private financings or collaborative or other arrangements with corporate partners. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders. There can be no assurance, however, that additional financing will be available from any of these sources, or if available, will be available on acceptable or affordable terms. If adequate funds are not available, the Company may be required to delay, reduce the scope of or eliminate one or more of its research and development programs or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to issue additional equity or to relinquish rights to certain technologies or product candidates that the Company would not otherwise issue or relinquish.

HISTORY OF LOSSES AND ACCUMULATED DEFICIT

     The Company experienced net losses of $6.2 million, $9.9 million and $10.4 million for the years ended December 31, 1992, 1993 and 1994, respectively. The Company's accumulated deficit at March 31, 1995 was $49.9 million. The Company expects to incur additional losses as its research, development and clinical trial programs continue to expand. The Company's ability to achieve a profitable level of operations is dependent on successfully completing the development of its products, obtaining required regulatory approvals, and manufacturing of its products. Accordingly, the extent of future losses and the time required to achieve profitability is highly uncertain. There can be no assurance that the Company will achieve a profitable level of operations.

RETENTION OF KEY PERSONNEL

     Because of the specialized nature of the Company's business, the Company's success will depend, in large part, on its continued ability to attract and retain highly qualified scientific and business personnel and on its ability to develop and maintain relationships with leading research institutions. The competition for those relationships and for experienced scientists and management personnel that exists among the numerous biotechnology, pharmaceutical and healthcare companies, universities and nonprofit research institutions is intense.

PATENTS AND PROPRIETARY TECHNOLOGY

     The Company's success will depend, in part, upon its ability to develop patentable products and technologies and obtain patent protection for its products and technologies both in the United States and other countries. There can be no assurance that patent applications owned or licensed by the Company will issue as patents, that patent protection will be secured for any particular technology, or that, if issued, such patents will be valid or that they will provide the Company with meaningful protection against competitors or with a competitive advantage. There can be no assurance that patents will not be challenged or designed around by others. The Company could incur substantial costs in proceedings before the United States Patent Office, including interference proceedings. These proceedings could also result in adverse decisions as to the patentability of the Company's licensed or assigned inventions. Further, there can be no assurance that the Company will not infringe upon prior or future patents owned by others, that the Company will not need to acquire licenses under patents belonging to others for technology potentially useful or necessary to the Company, or that such licenses will be available to the Company, if at all, on terms acceptable to the Company. Moreover, there can be no assurance that any patent issued to or licensed by the Company will not be infringed by others. Lastly, there can be no assurance that third parties will not bring suit against the Company for patent infringement or for declaratory judgment to have the patents owned or licensed by the Company declared invalid. The Company also relies on trade secrets and other unpatented proprietary technology. No assurance can be given that the Company can meaningfully protect its rights in such unpatented technology or that others will not independently develop substantially equivalent products and processes or otherwise gain access to the Company's technology.

     The Company seeks to protect its trade secrets and proprietary know-how, in part, through confidentiality agreements with its employees, consultants, advisors and collaborators. There can be no assurance that these agreements will not be violated by the other parties, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors. The Company has relationships with a number of academic consultants who are employed by organizations other than the Company. Accordingly, the Company has limited control over their activities and can expect only limited amounts of their time to be dedicated to the Company's activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to the Company. Consultants generally sign agreements which provide for confidentiality of the Company's proprietary information and results of studies. However, there can be no assurance that the Company will, in connection with every relationship, be able to maintain the confidentiality of the Company's technology, dissemination of which could have a materially adverse effect on the Company's business. To the extent that the Company's scientific consultants develop inventions or processes independently that may be applicable to the Company's proposed products, disputes may arise as to the ownership of the proprietary rights to such information. Such inventions or processes will not necessarily become the property of the Company, but may remain the property of such persons or their full-time employers. The Company could be required to make payments to the owners of such inventions or processes, either in the form of cash, equity or a combination thereof. In addition, protracted and costly litigation may be necessary to enforce and determine the scope and validity of the Company's proprietary rights.

COMPETITION

     The Company is engaged in the rapidly evolving and competitive field of tissue engineering. Many major pharmaceutical, biotechnology and medical product companies in the United States and abroad are seeking to develop competitive products for the treatment of skin wounds and organ equivalent products. Competition from these companies and others is intense and is expected to increase. Many of these companies have substantially greater capital resources, research and development staffs, facilities and experience in the marketing and distribution of products than the Company. In addition, competitive companies are working on alternate approaches to many of the diseases targeted by the Company.

     The Company is currently aware of other companies which have or are planning to commercialize products intended to serve as skin replacements, in addition to several companies that concentrate on skin repair devices. The Company's principal competitors in the wound care products market include Johnson & Johnson, Kendall, Smith & Nephew, Advanced Tissue Sciences and Genzyme Tissue Repair. The Company believes that its competitive position will be based on its ability to create and maintain scientifically advanced technology and proprietary products and processes, obtain required government approvals on a timely basis, manufacture its products on a cost-effective basis and successfully market its products. There can be no assurance that the Company's products under development will be able to compete successfully with existing products or products under development by other companies, universities and other institutions or that they will attain regulatory approval in the United States or elsewhere.

MANUFACTURING AND SOURCES OF SUPPLY

     The Company manufactures GRAFTSKIN for use in its clinical trials at its Canton, Massachusetts facility and intends to manufacture GRAFTSKIN for its commercial sale at the facility. Among the fundamental raw materials needed to fabricate GRAFTSKIN is a small number of keratinocytes and fibroblasts. In order for products of the Company made with these initial cells to be used as a replacement for human skin, it is critical that the cells be disease-free. The Company has experienced no difficulty obtaining cells, and has established a mechanism for obtaining screened cells from donors certified by blood testing to be free of the "HIV" or "AIDS" virus and other pathogens.

     The major additional material required to produce the Company's products is collagen, a protein ordinarily obtained from cows or pigs by commercial suppliers. The Company determined that collagen provided by the usual commercial sources is not suitable for the Company's purposes. Accordingly, the Company has developed a proprietary method of producing its own collagen. This process yields collagen which the Company believes is superior in quality and strength to collagen available from commercial sources and which provides the Company with a continuous, high-quality source of supply.

     The other raw materials required in the production of the Company's products are primarily chemical nutrients, which are readily available from a number of commercial sources.

     The process of manufacturing the Company's products is complex, requiring strict adherence to manufacturing protocols. Organogenesis is producing GRAFTSKIN on a pilot-scale adherence to manufacturing protocols. Organogenesis is producing GRAFTSKIN on a pilot-scale basis in quantities sufficient to meet its clinical testing needs, and the Company believes that it can produce increased quantities as needed. However, the transition from pilot-scale manufacturing to large-scale production of the Company's products is difficult, and there can be no assurance that the Company will be able to make this transition successfully. As the Company undertakes the manufacture of additional products on a commercial basis, the Company will be required to construct a manufacturing facility in compliance with Good Manufacturing Practices requirements.

GOVERNMENT REGULATION

     The Company's present and proposed activities are subject to government regulation in the United States and other countries. In order to clinically test, produce and market medical devices for human use, the Company must satisfy mandatory procedures and safety and efficacy requirements established by the FDA and comparable state and foreign regulatory agencies. Typically, such rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time-consuming and subject to unanticipated delays, and no assurance can be given that any agency will grant its approval.

     Testing is necessary to determine safety and efficacy before a submission may be filed with the FDA to obtain authorization to market regulated products. In addition, the FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, good manufacturing practices, record keeping and reporting requirements. The FDA also may require post-marketing testing and surveillance programs to monitor a product's effects.

     If the Company develops any product to a point where FDA authorization becomes required, there can be no assurance that the appropriate authorization will be granted, that the process to obtain such authorization will not be excessively expensive or lengthy, or that the Company will have sufficient funds to pursue such approvals. Moreover, the failure to receive requisite authorization for the Company's products or processes when and if developed or significant delays in obtaining such authorization would prevent the Company from commercializing its products as anticipated and may have a materially adverse effect on the business of the Company.

     Additional government regulation may be established that could prevent or delay regulatory approval of the Company's product candidates. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by the Company and the Company's ability to receive product revenues or royalties. If regulatory approval of a potential product is granted, such approval may include significant limitations on the indicated uses for which such product may be marketed.

     Even if initial regulatory approvals for the Company's product candidates are obtained, the Company, its products and its manufacturing facilities are subject to continual review and periodic inspection. The regulatory standards for manufacturing are applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer or facility, including warning letters, fines, suspensions of regulatory approvals, product recalls, operating restrictions, delays in obtaining new product approvals, withdrawal of the product from the market, and criminal prosecution. Other violations of FDA requirements can result in similar penalties.

PRODUCT LIABILITY AND AVAILABILITY OF INSURANCE

     The Company's business exposes it to potential liability risks that are inherent in the testing, manufacturing and marketing of medical products. The use of the Company's product candidates in clinical trials may expose the Company to product liability claims and possible adverse publicity. These risks also exist with respect to the Company's product candidates, if any, that receive regulatory approval for commercial sale. The Company currently has limited product liability coverage for the clinical research use of its product candidates. The Company does not have product liability insurance for the commercial sale of its product candidates but intends to obtain such coverage if and when its products are commercialized. However, there can be no assurance that the Company will be able to obtain additional insurance coverage at acceptable costs, if at all, or that a product liability claim would not materially adversely affect the business or financial condition of the Company.

HAZARDOUS MATERIALS

     Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as various radioactive compounds. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from those materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environment control facilities in the near-term, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations, or any assurance that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT

     In both domestic and foreign markets, the ability of the Company to commercialize its product candidates will depend, in part, on the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products. There can be no assurance that Company-developed products will be considered cost effective. Significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. There can be no assurance that adequate third-party insurance coverage will be available for the Company to establish and maintain price levels sufficient for realization of an appropriate return on its investment in developing new therapies. Government and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payors for uses of the Company's therapeutic products, the market acceptance of these products would be adversely affected.

UNCERTAINTY RELATED TO HEALTH CARE REFORM MEASURES

     There have been a number of federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the health care system of the United States. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. The Company cannot predict the effect health care reforms may have on its business, and no assurance can be given that any such reforms will not have a material adverse effect on the Company.

DEPENDENCE ON STRATEGIC RELATIONSHIPS

     The Company has limited experience in sales, marketing and distribution. The Company will need to develop long-term strategic relationships with companies that have marketing and sales forces with technical expertise and distribution capability. To the extent that the Company enters into such relationships, any revenues received by the Company will depend upon the efforts of third parties and there can be no assurance that such efforts will be successful. There can be no assurance that the Company will be able to establish such long-term relationships or that it or its collaborators will be successful in gaining market acceptance for any products that may be developed by the Company.

STOCK PRICE VOLATILITY


     The market prices of securities of biotechnology companies have been volatile. Factors such as announcements of technological innovations, new commercial products by the Company or its competitors, governmental regulations, patent or proprietary rights developments, public concern as to safety or other implications of biotechnology products and market conditions in general may have a significant impact on the market price of the Common Stock. Between the date of the Company's initial public offering in December 1986 and June 15, 1995, the Company's stock has traded at per share prices between $4.25 and $26.50. From December 31, 1992 until June 28, 1995, the per share price range has been between $5.50 and $25.25. There can be no assurance that this high level of volatility will not persist in the future, and that investors in this offering will not be adversely affected.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 200,000 Units offered hereby (assuming no exercise of the Unit Warrants) at an assumed price of $65.90 per Unit will be approximately $13,030,000, after deduction of the estimated expenses associated with the offering.


     The Company expects to use the net proceeds of this offering for preclinical and clinical programs, product research and development, working capital and general corporate purposes.

     The proceeds of this offering may also be used in part to acquire additional rights to technology related to the Company's product development programs, and to fund additional collaborative arrangements with other companies and universities when the Company believes such opportunities would enhance its competitive position or complement the Company's current research programs. The Company currently does not have any agreements or understandings with respect to the acquisition of any such additional rights or the funding of such other arrangements.

     The Company expects to use all of the net proceeds of this offering for the purposes described above and will require substantial additional funds in the future. The amounts and timing of the Company's expenditures for these purposes will depend upon a number of factors, including the progress of the Company's research and development, the scope and results of preclinical studies and clinical trials, the cost and timing of regulatory approvals, the need for and availability of third party patent rights, the rate of technological advances, determinations as to the commercial potential of the Company's products under development, the status of competitive products and the establishment of manufacturing capacity. In addition, expenditures will depend on the establishment of collaborative research arrangements with other companies, the availability of other financing and other factors.


     Based upon its current plans, the Company believes that the net proceeds of this offering (assuming net proceeds of at least $13 million), together with existing capital resources and income earned on invested capital, will be sufficient to fund its operations at least through the third quarter of 1996. However, the Company's requirements may vary depending on numerous factors, including those described above.


     Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this offering primarily in government and investment grade debt securities. See "Risk Factors -- Future Capital Needs; Uncertainty of Additional Funding."


                            COMMON STOCK PRICE RANGE


     The Company's Common Stock is traded on the American Stock Exchange
("AMEX") under the symbol "ORG". The Common Stock began trading on the AMEX on April 15, 1988. As of June 28, 1995, there were 697 holders of record of the Company's Common Stock.



                                                                         HIGH     LOW
                                                                         ----     ----
        FISCAL YEAR ENDED DECEMBER 31, 1992
        First Quarter..................................................   25 1/8  11 1/4
        Second Quarter.................................................   14 1/8  10 1/8
        Third Quarter..................................................   10 5/8   8
        Fourth Quarter.................................................   10 3/8   7 3/4

        FISCAL YEAR ENDED DECEMBER 31, 1993
        First Quarter..................................................   10 3/4   8 3/8
        Second Quarter.................................................    9 1/4   7 3/4
        Third Quarter..................................................    9       5 1/2
        Fourth Quarter.................................................    9       6 3/8

        FISCAL YEAR ENDED DECEMBER 31, 1994
        First Quarter..................................................   13 1/8   8 5/8
        Second Quarter.................................................   14 3/4   9 1/8
        Third Quarter..................................................   13 1/4  10 3/4
        Fourth Quarter.................................................   20      12 1/4

        FISCAL YEAR ENDED DECEMBER 31, 1995
        First Quarter..................................................   20      11 1/2
        Second Quarter (through June 28, 1995).........................   17 1/8   9 3/8



     On June 28, 1995, the last reported sale price of the Company's Common Stock, as reported on the AMEX Composite Tape, was $14 1/2 per share.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its capital stock and currently intends to retain all available funds for use in the operation of its business. Therefore, the Company does not anticipate paying any cash dividends in the foreseeable future.


                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of March 31, 1995, and as adjusted to give effect to the sale of Units offered hereby at an estimated per Unit price of $65.90 (based on the 60 day average of the closing sales price of the Common Stock on the American Stock Exchange through June 28, 1995), after deducting offering expenses payable by the Company.



                                                                             MARCH 31, 1995
                                                                           -------------------
                                                                                         AS
                                                                           ACTUAL      ADJUSTED
                                                                           -------     -------
                                                                             (IN THOUSANDS)
Stockholders' equity
  Preferred stock, $1.00 par value; 1,000,000 shares authorized,
     250,000 shares issued and outstanding(1)............................  $   250     $   250
  Common stock, $.01 par value; 20,000,000 shares authorized,
     9,376,428 and 10,376,428 shares issued and outstanding at
     March 31, 1995 and as adjusted, respectively(2).....................       94         104
  Additional paid-in capital.............................................   60,619      73,639
  Accumulated deficit....................................................  (49,889)    (49,889)
                                                                           -------     -------
          Total stockholders' equity.....................................   11,074      24,104
                                                                           =======     =======
          Total capitalization...........................................  $11,074     $24,104
                                                                           =======     =======


- ---------------
(1) The Preferred Stock is presently convertible into 250,000 shares of Common Stock; 250,000 shares of Common Stock have been reserved for such purpose.


(2) Excludes (a) an aggregate of 1,839,400 shares of Common Stock subject to outstanding options granted under the Company's stock plans and a certain non-plan option grant, (b) an aggregate of 187,500 shares of Common Stock reserved but unissued as of June 28, 1995, which are issuable upon exercise of outstanding warrants and (c) 200,000 shares of Common Stock issuable upon exercise of the Unit Warrants and 1,000,000 shares of Common Stock reserved for issuance upon the exercise of the Adjustment Warrants.



                                    DILUTION


     The following calculations give effect to the sale of the Units offered hereby at an assumed per Unit price of $65.90 ($13.18 per share based on the 60 day average sales price of the Common Stock on the American Stock Exchange through June 28, 1995), after deducting offering expenses payable by the Company and assuming none of the Warrants are exercised. The net tangible book value of the Company at March 31, 1995 was $11,074,000, or $1.18 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. Based upon the aforementioned assumptions, the net tangible book value of the Company at March 31, 1995 would have been $24,104,000, or $2.32 per share. This represents an immediate increase in net tangible book value of $1.14 per share to existing stockholders and an immediate dilution in net tangible book value of $10.86 per share to new investors purchasing shares in this offering. The following table illustrates the per share dilution:



        Price to public..............................................            $13.18
             Net tangible book value per share before offering.......  $1.18
             Increase per share attributable to new
               investors(1)(4).......................................   1.14
        Pro forma net tangible book value per share as adjusted after
          the offering(2)(5).........................................              2.32
                                                                                 ------
        Dilution per share to new investors(3)(6)....................            $10.86
                                                                                 ======


     The following table summarizes, on a pro forma basis at March 31, 1995, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company, and the average price per share paid by existing holders of Common Stock and by purchasers of the shares of Common Stock offered hereby:


                                    SHARES PURCHASED            TOTAL CONSIDERATION          AVERAGE
                                 ----------------------       -----------------------         PRICE
                                   NUMBER       PERCENT         AMOUNT        PERCENT       PER SHARE
                                 ----------     -------       -----------     -------       ---------
Existing stockholders..........   9,376,428       90.4%       $58,964,000       81.9%         $ 6.29
New Investors..................   1,000,000        9.6         13,030,000       18.1           13.03(7)
                                 ----------      -----        -----------      -----
     Total.....................  10,376,428      100.0%       $71,994,000      100.0%
                                 ==========      =====        ===========      =====


- ---------------


(1) $1.47 if all the Unit Warrants are exercised, assuming a per share exercise price of 50% ($19.77) over the 60 day average of the sales price of the Registrant's Common Stock through June 28, 1995 (the "Assumed Exercise Price").



(2) $2.65 if all the Unit Warrants are exercised at the Assumed Exercise Price of $19.77.



(3) $11.50 if all the Unit Warrants are exercised at the Assumed Exercise Price of $19.77.



(4) $1.24 if all the Unit Warrants are exercised at the Assumed Exercise Price of $19.77 and all the Adjustment Warrants are required to be issued by the Company and are exercised at the per share exercise price of $.01.



(5) $2.42 if all the Unit Warrants are exercised at the Assumed Exercise Price of $19.77 and all the Adjustment Warrants are required to be issued by the Company and are exercised at the per share exercise price of $.01.



(6) $5.30 if all the Unit Warrants are exercised at the Assumed Exercise Price of $19.77 and all the Adjustment Warrants are required to be issued by the Company and are exercised at the per share exercise price of $.01.



(7) After deduction of expenses payable by the Company in connection with the offering estimated at $150,000.



     See Notes 1 and 2 under "Capitalization" for information regarding the number of shares of Common Stock reserved for issuance.



                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following data for the five years ended December 31, 1994 have been derived from the audited consolidated financial statements of the Company. The
Company's audited consolidated financial statements are incorporated in this Prospectus by reference from the Company's Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 1995. The selected consolidated financial data for the three months ended March 31, 1994 and 1995 are unaudited but, in the opinion of the management of the Company, include all adjustments
(consisting of only normal recurring adjustments) necessary for a fair presentation thereof. The results for the three month period ended March 31, 1995 are not necessarily indicative of the results that may be expected for the full year or any future period.

                                                                                                THREE MONTHS
                                                   YEAR ENDED DECEMBER 31,                    ENDED MARCH 31,
                                     ----------------------------------------------------    ------------------
                                      1990       1991       1992       1993        1994       1994       1995
                                     -------    -------    -------    -------    --------    -------    -------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
Contract revenues..................  $ 2,934    $ 3,244    $ 2,735    $   375    $    336    $    66    $    17
Product sales......................      221        555        508         72           0          0          0
Interest income....................      441        381      1,729      1,146         660        176        139
                                     -------    -------    -------    -------    --------    -------    -------
                                       3,596      4,180      4,972      1,593         996        242        156
                                     -------    -------    -------    -------    --------    -------    -------

Cost and expenses:
Research and development...........    6,450      6,144      6,949      8,117       8,573      1,922      2,304
Cost of product sales..............       99        250        270         65           0          0          0
Marketing, general and
  administrative...................    3,171      3,604      3,983      3,347       2,864        686        798
                                     -------    -------    -------    -------    --------    -------    -------
                                       9,720      9,998     11,202     11,529      11,437      2,608      3,102
                                     -------    -------    -------    -------    --------    -------    -------
Net loss...........................  $(6,124)   $(5,818)   $(6,230)   $(9,936)   $(10,441)   $(2,366)   $(2,946)
Net loss per common share..........  $ (0.88)   $ (0.78)   $ (0.69)   $ (1.09)   $  (1.14)   $  (.26)   $  (.31)

                                                          DECEMBER 31,                           MARCH 31,
                                       --------------------------------------------------    ------------------
                                        1990      1991       1992       1993       1994       1994       1995
                                       ------    -------    -------    -------    -------    -------    -------
                                                                    (IN THOUSANDS)              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and
  investments........................  $2,946    $37,360    $26,609    $17,082    $ 8,871    $14,916    $ 6,028
Working capital......................   2,947     16,644     13,809     11,356      8,408      9,062      5,701
Total assets.........................   5,912     40,153     34,507     23,955     15,127     21,662     12,206
Total liabilities....................   1,365      1,688      1,908      1,141      1,178      1,184      1,132
Total stockholders' equity...........   4,547     38,465     32,599     22,814     13,949     20,478     11,074

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  1994 COMPARED TO 1993

     Contract revenues during 1994 were $336,000, compared to $375,000 in 1993. Contract revenues in 1994 were realized by the Company under an agreement with Biomet, Inc. ("Biomet") for the development of orthopedic implants using the Company's proprietary dense fibrillar collagen. Contract revenues in 1993 were realized under agreements with Eli Lilly and Company ("Lilly") relating to the development of the Company's GRAFTARTERY product and with Biomet. The Company's collaboration with Lilly ended in July 1993 as described below. No sale of product occurred in 1994, as compared to $72,000 in 1993. This was due to the Company's discontinuance of the manufacturing and selling of its Testskin products. Interest income in 1994 was $660,000 compared to $1,146,000 in 1993. The decrease in 1994 resulted from less cash available for investment.

     Research and development expenses increased to $8,573,000 from $8,117,000 in 1993. The increase was primarily due to higher employment-related costs resulting from staff additions and data management and statistical services related to human clinical trials for GRAFTSKIN. Marketing, general and administrative expenses decreased to $2,864,000 in 1994 from $3,347,000 in 1993, primarily as a result of lower outside services rendered to the Company. The Company's net loss for 1994 was $10,441,000, or $1.14 per share, as compared with a net loss for 1993 of $9,936,000, or $1.09 per share.

  1993 COMPARED TO 1992

     Contract revenues during 1993 were $375,000, compared to $2,735,000 in 1992. Contract revenues in 1993 were realized by the Company under agreements with Lilly relating to the development of the Company's GRAFTARTERY product and with Biomet for the development of orthopedic implants using the Company's proprietary dense fibrillar collagen. Contract revenue in 1992 was realized under an agreement with Lilly. In 1992, the Company made certain product improvements to the GRAFTARTERY, resulting in a delay in achieving a milestone regarding extended graft patency and a deferral of funding from Lilly. In July 1993, the Company announced its collaboration with Lilly had ended and that it intended to complete the development effort of the GRAFTARTERY project either with its own funds or through a potential collaboration with another party. This resulted in a decline in contract revenues in 1993. TESTSKIN product sales amounted to $72,000 in 1993, as compared to $508,000 in 1992. In January 1993, the Company discontinued the manufacture and sale of its TESTSKIN products. This resulted in a decrease in product sales in 1993. Interest income in 1993 was $1,146,000, compared to $1,729,000 in 1992. The decrease in 1993 resulted from less cash available for investment.

     Research and development expenses increased to $8,117,000 in 1993 from $6,949,000 in 1992, primarily as a result of the increased human clinical trials for GRAFTSKIN and expanded preclinical activities in the development of GRAFTARTERY and several collagen products. Marketing, general and administrative expenses decreased to $3,347,000 in 1993 from $3,983,000 in 1992, primarily as a result of lower marketing costs associated with the discontinuance of the manufacture and sale of TESTSKIN. The Company's net loss for 1993 was $9,936,000, or $1.09 per share, as compared with a net loss for 1992 of $6,230,000, or $.69 per share.

  FIRST QUARTER 1995 COMPARED TO FIRST QUARTER 1994

     Contract revenue was $16,900 for the three months ended March 31, 1995, as compared to $66,000 for the same period in 1994. The contract revenue was realized under an agreement with Biomet, Inc. for the development of orthopedic implants using the Company's proprietary dense fibrillar collagen. Interest income was $139,000 for the three months ended March 31, 1995 as compared to $176,000 in the comparable period in 1994. The decrease in interest income is attributable to less cash being available for investment.

     Research and development expenses were $2,304,000 for the three months ended March 31, 1995, compared to $1,922,000 during the comparable 1994 period. The increase was primarily due to higher employment-related costs resulting from staff additions. General and administrative expenses were $798,000 for the three month period ended March 31, 1995 as compared to $686,000 for the comparable 1994 period. The increase was primarily due to higher professional fees.

     As a result of the net effect described above, the Company incurred a net loss of $2,946,000, or $.31 per share, for the three months ended March 31, 1995, as compared with a net loss of $2,366,000, or $.26 per share, for the comparable 1994 period.

LIQUIDITY AND CAPITAL RESOURCES

     From inception, the Company has financed its operations through private and public placements of equity securities, receipt of contract revenues, sale of products and interest income from investments. At March 31, 1995 and December 31, 1994, the Company had cash, cash equivalents and investments in the aggregate of $6,028,000 and $8,871,000, respectively. The Company will continue to utilize working capital in 1995 related to ongoing research and development activities, conducting preclinical and clinical trials, enhancement of proprietary manufacturing technologies and expansion of business development, general and administrative resources. These activities will require substantial additional financial resources before the Company can expect to realize revenue from product sales.

     In February 1995, the Company announced it signed a letter of intent to collaboratively develop and commercialize collagen coated endovascular stents with SCIMED Life Systems, Inc. ("SCIMED"). Under the proposed agreement, SCIMED would pay the Company upfront and milestone payments totaling approximately $11,000,000. The milestone payments would be made upon meeting certain conditions in the proposed agreement. In addition, SCIMED would fund the related research and development activities. As a result of the merger between SCIMED and Boston Scientific Corporation, SCIMED management is analyzing the collaborative program with the Company, and there can be no assurance that the Company and SCIMED will enter into a definitive agreement.

     The ultimate success of the Company is dependent upon its ability to raise capital through equity placement, receipt of contract revenue, sale of product, research and development funding under licensing agreements, royalty and manufacturing payments and interest income on invested capital. However, the Company's capital requirements may change depending upon numerous factors, including progress of the Company's research and development programs; time required to obtain regulatory approvals; resources the Company devotes to self-funded projects, proprietary manufacturing methods and advanced technologies; ability to obtain and retain continued funding from third parties under collaborative agreements; ability to obtain licensing arrangements; and the demand for the Company's products if, and when, approved.

     While management believes that additional financing composed of equity investments and funding provided under collaborative agreements will be available to fund future operations, there can be no assurance that additional funds will be available when required on terms acceptable to the Company. In view of the Company's current financial condition, the Company plans to manage its working capital and expenses conservatively. In the event that the Company is unable to raise additional capital, the Company has formulated a financial plan which should allow it to operate at reduced levels through December 31, 1995.

                                    BUSINESS

     The Company designs, develops and manufactures innovative medical therapeutics using living human cells and natural connective tissue components. The Company's tissue engineered products, such as GRAFTSKIN and GRAFTARTERY, are designed to promote the establishment and growth of the human body's natural healing process by promoting the growth of new tissues that maintain, restore or improve biological function.

CORE TECHNOLOGIES

     Organogenesis was the first company founded to develop and commercialize therapies based on innovations in tissue engineering. Tissue engineering is a relatively new discipline focused on developing specialized biomaterials and cellular constructs to assist, repair, regenerate, or replace diseased or damaged organs. An understanding of the biology of cells and the structure and function of the extracellular matrix, and the critical interactions between the two, is needed to fully exploit the potential of tissue engineering. Because of this, Organogenesis continually strives to broaden, develop, and utilize its expertise in cell and connective tissue sciences.

  CELL SCIENCE

     The ability to work with and manipulate cells is central to fully realizing the potential of tissue engineering. Cells are the building blocks of life. They make up the organs of the body, serving physical, metabolic, and other specialized functions. Organogenesis' emphasis on the significance of cell science to tissue engineering has led not only to GRAFTSKIN, but also has provided valuable experience for the future in such areas as:

    -  Cell sourcing                              -  Transplantation immunology
    -  Specialized culture systems and media      -  Cell delivery and therapy design
    -  Human cell bank production                 -  Cryopreservation of complex tissues
    -  Cell safety screening and functional
       testing

     Organogenesis has established significant expertise in the areas of cell biology, cryopreservation technology, and immunology.

     Cell Biology. Organogenesis has significant expertise in the science of three-dimensional organotypic cell culture -- the ability to produce living cultures of cells with the properties and functions typical of the organ from which they were derived. For example, GRAFTSKIN is a three-dimensional, organotypic skin product. This and other models (cornea) have provided important scientific findings on cell-to-cell interaction, cell and matrix interaction, and extracellular matrix production.

     By employing its cell growth and organotypic culture technologies, Organogenesis has gained important knowledge of cell regulatory mechanisms and factors controlling cell growth and tissue formation which will be broadly applicable to many cell types. This expertise in cell biology should enable Organogenesis to expand further into other cellular product opportunities.

     Cryopreservation Technology. Organogenesis has also made major advances to the state-of-the-art of cryopreservation technology -- the ability to freeze materials such as complex tissues which contain living cells and then restore the material to original temperature without significant loss of cell functionality. Research to date on a variety of tissues demonstrates that Organogenesis' proprietary method maintains over 90% cell viability. Cryopreservation enhances the world-wide marketing and distribution potential of GRAFTSKIN. It also has implications for future use in an array of living cell systems.

     Immunology. Immunology plays a critical role in tissue engineering both in determining the body's reaction to a biomaterial and assisting in the transfer of human cells between individuals (allogeneic cells). Organogenesis has a strong in-house immunology department which supports both safety evaluation of its products and new product development.

     The ability to transplant cells from one individual to another is particularly critical to the development and commercialization of "off-the-shelf" tissues. For example, the cells used in GRAFTSKIN are derived from infant foreskin tissue that would normally be discarded. Using proprietary cell culture technology, one postage stamp-sized piece of foreskin can yield approximately four acres of GRAFTSKIN tissue.

     Immunological screening of GRAFTSKIN recipients also shows no evidence of immune response to the cell types used, indicating that allogeneic keratinocyte and fibroblast cells can be used safely and effectively. These findings represent an important step for the clinical validation of the GRAFTSKIN technology. Such studies also provide critical evidence to support the general concept of the immune compatibility of allogeneic cells and are expected to positively impact the future of cell therapy, transplantation, and other areas of tissue engineering.

  CONNECTIVE TISSUE SCIENCES

     Recognizing the importance of the extracellular matrix to cell growth and differentiation, the Connective Tissue Sciences group also was established to develop cell compatible collagen for the living tissue equivalent program.

     Through this group, Organogenesis has developed proprietary technology relating to the extracellular matrix, including technology enabling it to produce an array of cell compatible collagen products. Organogenesis' collagen has been shown to support cell growth and interaction in two very different types of settings:

        - When cells are added to the collagen in vitro, Organogenesis' collagen supports cell growth, differentiation and interaction, allowing the development of products with the physical and biochemical cell functions of living organs and tissues. GRAFTSKIN is an example of this.

        - When the collagen alone is implanted in vivo, Organogenesis' collagen helps foster and direct the ingrowth of host cells and blood vessels. Over time, the recipient's body gradually replaces the implant's collagen with its own tissue to form a fully functional analog of the missing tissue using the implant as a guide. For example, when Organogenesis' collagen constructs (e.g. replacement ligaments or arteries) were implanted in animal models, the ingrowth of host cells and blood vessels over time resulted in host formation of its own fully functional replacement tissue.

     Additionally, Organogenesis can produce cell compatible collagen in a range of forms suitable for a variety of tissue engineering applications. For applications requiring strong, cell compatible constructs, Organogenesis has developed dense fibrillar collagen ("DFC"), which can be made in a variety of forms, including sheets, tubes and threads. Possible uses of the DFC constructs range from cell therapy applications (e.g. cell delivery) to use as a matrix scaffold for host cell ingrowth and replacement (e.g. replacement ligaments) to being a component of a medical device or implant (e.g. the luminal layer of an arterial graft).

PRODUCTS

     The Company is using its technology in the following areas: wound care, cardiovascular, general surgery, urology and orthopedics. The Company seeks to design, develop and manufacture products, derived from proprietary technology and manufacturing processes, to be used as treatments in these areas.

  WOUND CARE PRODUCTS

     In the field of Wound Care, the Company is pursuing research and development of products to be used in the treatment of skin wounds. These include chronic wounds (such as venous stasis ulcers, diabetic ulcers and pressure sores), wounds created by dermatological surgery and burn wounds.

  GRAFTSKIN

     The Company's bilayered skin replacement product is being developed for the Wound Care field under the tradename GRAFTSKIN. GRAFTSKIN is intended to provide immediate closure of the wound resulting in rapid healing. GRAFTSKIN is a full-thickness, living skin equivalent. It consists of two layers, similar to actual skin: a lower dermal layer and an upper epidermal layer. The Company creates both layers with living human cells. The dermal equivalent is constructed from matrix proteins and human dermal fibroblasts. It is then seeded with selected living human epidermal cells. These cells grow over the dermal layer forming a fully differentiated epidermis which has a skin-like barrier function. When human skin is used as a graft in the treatment of wounds, it is intended to provide immediate wound closure, act as a barrier to infection, supply growth factors and matrix components involved in normal wound healing, and nourish the underlying and surrounding tissue.

     The Company's proprietary technology for the manufacture of GRAFTSKIN uses cultured human cells and the collagen that normally surrounds cells to produce a living skin equivalent. In the first step of the production of GRAFTSKIN, human tissue is obtained from donated foreskin of newborn male infants whose mothers have been pre-screened with an extensive protocol for the absence of pathogens. The donor tissue is then quarantined, further screened, and dissociated to obtain two cell types: keratinocytes and fibroblasts. The mixture of human dermal fibroblasts and collagen develops into the first layer of the skin, the dermal equivalent. After development of the dermis, a suspension of human epidermal cells called keratinocytes is seeded onto the dermal layer. Through further culturing techniques, the keratinocytes differentiate into an epidermis complete with a stratum corneum.

     Collagen is the most abundant protein found in the human body and is the major matrix protein used in the development of GRAFTSKIN. Using proprietary techniques of extraction and purification, the Company supplies its own high quality collagen for research and commercial applications.

     Like human skin grafts, GRAFTSKIN is multi-functional and contains many components that can influence the wound healing process. GRAFTSKIN is composed of four important elements found in skin: extracellular matrix, dermal fibroblasts, epidermal keratinocytes and stratum corneum. These elements can affect the wound in different, but related ways. More importantly, they can act synergistically as they would in human skin. GRAFTSKIN interacts with the wound bed in a way that provides flexibility of response and maximizes the chance for successful healing. Therefore, the Company believes that GRAFTSKIN, as a living "full-thickness" skin tissue, is able to achieve biological wound closure while effectively promoting the establishment of new skin tissue.

     Patient enrollment in the GRAFTSKIN clinical trials to test its safety and efficacy as a treatment for chronic venous ulcers, wounds resulting from dermatological surgery and burns has been completed. The data is being analyzed and compiled. The regulatory status of GRAFTSKIN is as follows: In 1989, the FDA granted the Company an IDE for clinical testing of GRAFTSKIN on burn patients. In 1992, the FDA granted the Company IDE Supplements for clinical testing of GRAFTSKIN for the treatment of chronic skin ulcers and clean excision wounds. Discussions with the FDA on the clinical data were held on March 29, 1995. On June 5, 1995, the Company announced that it had received notice from the FDA that its GRAFTSKIN PMA application for GRAFTSKIN to be submitted will receive expedited review. The Company intends to file a PMA application during 1995. However, there can be no assurance that the Company will obtain the approvals needed to market GRAFTSKIN or that GRAFTSKIN will be successfully commercialized.

     Venous Ulcers. Venous ulcers occur when inadequate blood flow from the lower extremities of the body leads to blood pooling and tissue breakdown. These ulcers are painful and very difficult to treat. There are an estimated 900,000 to 1.5 million venous ulcer patients in the United States alone.

     Human clinical trials of GRAFTSKIN for venous ulcers, conducted under an Investigational Device Exemption ("IDE") Supplement from the FDA, were performed at fifteen centers. The IDE Supplement allows the participation of up to 300 patients in these clinical trials. During 1994, the Company completed enrollment in its 300 patient pivotal trial. The Company expects to submit a Premarket Approval ("PMA") application with the FDA during 1995 using data from the venous ulcer trial as well as from studies in dermatological surgery and burn wounds.

     Dermatological Surgery. GRAFTSKIN is also being developed for use in the treatment of wounds created by dermatological surgery, such as removal of skin cancers. These wounds are sometimes treated using the patient's skin as a graft, necessitating a second wound site and thus increasing procedure cost and morbidity. Today, 250,000 of these dermatological procedures are performed annually in the United States.

The Company has completed enrollment for a pivotal trial in this indication, involving more than 100 patients at eight centers throughout the United States. Clinical results are being compiled to determine whether GRAFTSKIN serves as an effective biological wound dressing by providing immediate wound closure and accelerated healing when compared to wounds left to heal without grafting. Both graft take and improved cosmetic appearance have been observed in patients.

     Burn Wounds. Another clinical indication for GRAFTSKIN is for the use in the treatment of burn wounds. As of March 31, 1995, Organogenesis has enrolled over 75 patients at six centers for this indication.

     In burn surgery patients, effectiveness evaluations suggest that meshed GRAFTSKIN placed over meshed autograft (meshed patient skin) functions as a skin replacement. This combination approach seems to improve the cosmetic outcome and may decrease the number of surgical procedures required, thereby decreasing the time patients remain in the hospital.

MATRIX SCAFFOLD PRODUCTS

     The cell compatibility and strength of Organogenesis' collagen products make them well-suited for applications requiring an implant which can serve not only the immediate physical function, but also can foster and direct the ingrowth of host cells and blood vessels -- the process that enables the host to form a fully functional replacement for the original tissue using the implant as a scaffold. Currently, many surgical procedures require obtaining patient tissue from elsewhere in the body (autologous material) for use as the repair material (e.g., a graft or a patch). Harvesting autologous material creates the need for an additional invasive procedure, thereby increasing procedure cost, duration, and morbidity. Synthetic implants, primarily plastics, have been developed by other companies to provide an "off-the-shelf" alternative; however, synthetics are incapable of achieving host integration and perform poorly in many applications. Organogenesis' cell-compatible collagen can be developed into "off-the-shelf" implants which are intended to remodel into host tissue at least as well as autologous material. Organogenesis has several "matrix scaffold" implant products in development for the cardiovascular, general surgical, urological and orthopedic markets.

  CARDIOVASCULAR PRODUCTS

     The Company has developed the GRAFTARTERY using its collagen technology. The GRAFTARTERY is a 4mm diameter graft intended to function as an arterial replacement which gradually is replaced by the patient's own tissue, resulting in an artery which closely mimics the natural vessel.

     Organogenesis is developing GRAFTARTERY for use in small diameter artery grafting procedures, such as coronary artery bypass graft ("CABG") procedures and below the knee surgical revascularizations for peripheral vascular disease. Almost 300,000 CABG procedures and 175,000 surgical revascularizations for peripheral vascular disease are performed annually in the U.S. alone. An average of 3.5 grafts are required per CABG procedure. While one of these grafts can generally be made using the internal mammary artery in the chest, the other bypasses require graft material be retrieved from elsewhere in the body. Usually, an autologous saphenous vein is taken from the patient's lower limb for use as graft material. However, saphenous vein is often unavailable or is of insufficient quality.

     GRAFTARTERY has been engineered to provide the flexibility, host-integration, and handling characteristics of the saphenous vein. Results from preclinical studies indicate that GRAFTARTERY is achieving the desired non-thrombogenicity, patency, and host integration both short and long-term. The results of this program have led Organogenesis to explore endovascular applications for its technology. An example of this is utilizing collagen to enhance the performance of metal stents used in endovascular procedures such as balloon angioplasties. This finding has led to the signing of a letter of intent in February 1995 to collaboratively develop and commercialize collagen coated endovascular stents with SCIMED Life Systems, Inc.

  GENERAL SURGICAL PRODUCTS

     The Company believes that the properties of Organogenesis' collagen fits well with the surgical need for patches, fillers, supports, connectors and replacements. The Company currently has two products in preclinical trial for the surgical market: a surgical repair patch and a pericardial patch.

     The surgical patch is being developed for use in the reinforcement of weakened soft tissue or the repair of body wall defects such as those associated with hernias, trauma and surgery. The market opportunity for this patch is substantial, as there are over 600,000 hernia repair procedures performed each year in the U.S. alone. Preliminary evaluation of the surgical repair patch has shown that it integrated into the body and that "patched" surgically-created defects healed in a manner which resulted in a mechanically stable body wall.

     Similarly, the pericardial patch is being developed to repair the holes made in the pericardium (the sack surrounding the heart) during invasive cardiac procedures such as coronary artery bypass procedures and valve replacement. Over 400,000 such procedures are performed each year in the U.S. alone.

  UROLOGY PRODUCTS

     The urological development program includes products for urinary incontinence and bladder repair, all of which are in preclinical trials. Approximately ten million women in the U.S. alone have some form of stress urinary incontinence ("SUI"). The most effective treatment for this condition is corrective surgery. About 100,000 surgical procedures are performed annually in the U.S. for this condition. A major limitation of this procedure is that it requires harvesting autologous material -- patient fascia -- for use as a sling. As an alternative to surgery, the patient may be injected with a periurethral bulking agent. This approach is most effective in those women with SUI due to intrinsic sphincter deficiency, approximately two million women.

     Organogenesis has two products in development for SUI. One is a bladder sling, for use in the corrective surgery procedure. This would serve as an "off-the-shelf" alternative to use of autologous material, thus reducing procedure cost and morbidity, and broadening its appeal to both physicians and patients. The second is an injectable collagen for use as a periurethral bulking agent. Unlike current injectables, this product has the structure of native collagen, which should foster host tissue integration and thus greater persistence, resulting in improved clinical efficacy.

     The Company is also developing a patch for use in bladder surgeries, such as bladder repair following carcinoma removals and in bladder augmentation to correct urge incontinence and congenital bladder anomalies. This patch is anticipated to replace the need to obtain autologous material via bowel resection, a lengthy and difficult procedure. Consequently, this patch may also reduce procedure cost and morbidity.

  ORTHOPEDIC PRODUCTS

     Organogenesis is developing a DFC cable, made from many collagen threads, to be used in knee ligament replacement grafts. The DFC cable is intended to replace damaged knee ligaments and encourage ligament remodeling causing eventual replacement of the collagen device by the patient's own tissue. The DFC cable is designed to be strong, non-immunogenic and biodegradable in a controlled fashion. This would enable the implant to support the patient's weight on the joint while acting as a scaffold to promote the ingrowth of connective tissue, which eventually replaces the graft as it is resorbed. Preclinical trials are currently underway to evaluate the DFC cable.

     Approximately 250,000 procedures are conducted each year in the U.S. for ligament and tendon repair and replacement. Many of these injuries arise from sports-related accidents, however, many also result from common day-to-day mishaps. Tendon and ligament injuries are often very painful and in many cases, never fully heal, resulting in permanent disability.

     In July 1993, Organogenesis entered into a collaborative agreement with Biomet, Inc., of Warsaw, Indiana for the development of orthopedic implants using DFC. Upon product commercialization, Biomet will have exclusive worldwide marketing rights. See "Collaborative Research and Development Agreements."

  OTHER PRODUCTS

     Biomaterials. Because of interest expressed in the Company's high quality cell-compatible collagen, a selling and marketing effort has been initiated by the Company to seek distribution of product to corporate and academic laboratories. The collagen available for sale is considered a by-product of current manufacturing efforts already in place and additional expenses incurred, specifically for selling, marketing and distribution, are not deemed material to the Company's current cost of operation.

     Extracellular Matrix In September 1994, the Company formed a wholly owned subsidiary, ECM Pharma, Inc. ("ECM Pharma"). ECM Pharma is an early-stage development company whose mission is to develop and commercialize human therapeutics based on the extracellular matrix (the "ECM"). Naturally occurring, active molecules of the ECM are beginning to be identified which could lead to a new family of therapeutic drugs. ECM Pharma will focus on conditions involving defective synthesis, modification or degradation of the extracellular matrix, such as osteoporosis, osteoarthritis and fibrotic conditions such as cirrhosis of the liver. One potential product anticipated to be produced by ECM Pharma is cell-produced human collagen. To supplement research, ECM Pharma signed in March 1995 a research collaboration agreement with Harvard University. In February 1995, Organogenesis announced its intent to seek equity investment in ECM Pharma to fund the initial efforts related to research and development activities. However, there can be no assurance that ECM Pharma will be able to raise capital through equity investments on acceptable terms, if at all.

PATENTS AND PROPRIETARY TECHNOLOGY

     The Company seeks to protect its technology through the use of patents. Key aspects of the Company's technology are licensed under an exclusive patent license agreement with the Massachusetts Institute of Technology ("MIT"). The agreement with MIT (as amended, the "MIT Agreement") covers five U.S. patents and corresponding patents in European and Far East countries. Pursuant to the MIT Agreement, the Company has been granted an exclusive, worldwide license to make, use and sell the products covered by the patents and to practice the procedures covered by the patents.

     The MIT Agreement requires the Company to pay to MIT a royalty on the cumulative net sales of licensed products ranging from 3% to 4.5% of annual sales. The royalty also applies to net sales by the Company's sublicensees.

     In addition to the five patents licensed to the Company under the MIT Agreement, the Company has five U.S. issued patents. These issued patents relate to (1) the Company's test system incorporating skin tissue equivalents and other organ equivalents; (2) the Company's proprietary collagen extraction process;
(3) the invention and methods of making DFC constructs; (4) the production of an organ equivalent for the cornea and its method of production using tissue culturing systems; and (5) a method of making collagen thread. As part of the continuing interest in protecting its intellectual property rights, the Company has also filed, and is prosecuting, eight patent applications in the United States and in over forty foreign countries covering inventions resulting from the Company's research and development activities.

     There can be no assurance that any patents will be issued as a result of the Company's patent applications, or that issued patents will provide the Company with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed by the Company will not be infringed, or that third parties will not independently develop either the same or similar technology.

     A portion of the Company's know-how and technology are trade secrets. To protect its rights, the Company requires key employees and consultants to maintain the confidentiality of the Company's proprietary information, and the Company intends to require any corporate sponsor with which the Company enters into collaborative research and development agreement to do so as well. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

MANUFACTURING AND SOURCES OF SUPPLY

     The Company manufactures GRAFTSKIN for use in its clinical trials at its Canton, Massachusetts facility and intends to manufacture GRAFTSKIN for commercial sale at the facility.

     Among the fundamental raw materials needed to fabricate GRAFTSKIN is a small number of keratinocyte and fibroblast cells. In order for products of the Company made with these initial cells to be used as a replacement for human skin, it is critical that the cells be disease-free. The Company has experienced no difficulty obtaining cells, and has established a mechanism for obtaining screened cells from donors certified by blood testing to be free of the "HIV" or "AIDS" virus and other pathogens.

     The major additional material required to produce the Company's products is collagen, a protein ordinarily obtained from cows or pigs by commercial suppliers. The Company determined that the collagen provided by the usual commercial sources is not suitable for the Company's purposes. Accordingly, the Company has developed a proprietary method of producing its own collagen. This process yields collagen which the Company believes is superior in quality and strength to collagen available from commercial sources and which provides the Company with a continuous, high-quality source of supply.

     The other raw materials required in the production of the Company's products are primarily chemical nutrients, which are readily available from a number of commercial sources.

COLLABORATIVE RESEARCH AND DEVELOPMENT AGREEMENTS

     In July 1993, the Company entered into a collaboration with Biomet, Inc. ("Biomet") for the development of orthopedic implants using DFC. Biomet and its subsidiaries design, manufacture and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy. Under the terms of the agreement, Biomet will fund preclinical and clinical development and the Company will receive a milestone payment upon the successful completion of the project. The agreement provides that the Company manufacture the resulting products and that Biomet has exclusive worldwide marketing rights.

     In 1987, the Company entered into an agreement with Eli Lilly and Company ("Lilly") to develop, manufacture and market a GRAFTARTERY product. In July 1993, the Company announced the termination of its relationship with Lilly. On January 11, 1995, the Company and Lilly executed a Termination Agreement releasing Lilly from all rights licensed or conveyed under the July 1, 1991 agreement and releasing the Company from any and all obligations and liabilities in any way connected with the agreement. The Company intends to complete the GRAFTARTERY project with its own funds or through a potential collaboration with another party.

     In February 1995, the Company announced it signed a letter of intent to develop and commercialize collagen coated endovascular stents with SCIMED Life Systems, Inc. As a result of the merger between SCIMED and Boston Scientific Corporation, SCIMED management is analyzing the collaborative program with the Company, and there can be no assurance that the Company and SCIMED will enter into a definitive agreement.

     In March 1995, ECM Pharma signed a collaborative research agreement with Harvard University to supplement research for the development and commercialization of human therapeutics based on the extra cellular matrix.

     The Company also has agreements with thirty clinical sites to conduct human clinical trials of GRAFTSKIN. Clinical trials are used to test GRAFTSKIN's safety and effectiveness as a treatment for chronic venous ulcers, wounds resulting from dermatological surgery and burns.

GOVERNMENT REGULATION

     The Company's present and proposed activities are subject to government regulation in the United States and other countries. In order to clinically test, produce and market medical devices for human use, the Company must satisfy mandatory procedures and safety and efficacy requirements established by the FDA and comparable state and foreign regulatory agencies. Typically, such rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time-consuming and subject to unanticipated delays, and no assurance can be given that any agency will grant its approval.

     Testing is necessary to determine safety and efficacy before a submission may be filed with the FDA to obtain authorization to market regulated products. In addition, the FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as labeling, good manufacturing practices, record keeping and reporting requirements. The FDA also may require post-marketing testing and surveillance programs to monitor a product's effects.

     If the Company develops any product to a point where FDA authorization becomes required, there can be no assurance that the appropriate authorization will be granted, that the process to obtain such authorization will not be excessively expensive or lengthy, or that the Company will have sufficient funds to pursue such approvals. Moreover, the failure to receive requisite authorization for the Company's products or processes, when and if developed, or significant delays in obtaining such authorization, would prevent the Company from commercializing its products as anticipated and may have a materially adverse effect on the business of the Company.

     The regulatory status of GRAFTSKIN is as follows: In 1989, the FDA granted the Company an IDE for clinical testing of GRAFTSKIN on burn patients. In 1992, the FDA granted the Company IDE Supplements for clinical testing of GRAFTSKIN for the treatment of chronic skin ulcers and clean excision wounds. Discussions with the FDA on the clinical data were held on March 29, 1995. On June 5, 1995, the Company announced that it has received notice from the FDA that its GRAFTSKIN PMA application to be submitted will receive expedited review. The Company intends to file a PMA application during 1995.

RESEARCH AND DEVELOPMENT

     The Company plans to continue to focus its product development effort on developing high quality wound care, cardiovascular, general surgical, urology-related and orthopedic products.

     The Company's research and development staff consists of scientists and laboratory assistants with technical backgrounds in tissue science, orthopedics, cell biology, matrix biology, vascular biology, clinical medicine and molecular biology.

     For 1992, 1993 and 1994, the Company's research and development expenses were $6,949,000, $8,117,000, and $8,573,000, respectively.

COMPETITION

     The Company is engaged in the rapidly evolving and competitive field of tissue engineering. Many major pharmaceutical, biotechnology and medical product companies in the United States and abroad are seeking to develop competitive products for the treatment of skin wounds and organ equivalent products. Competition from these companies and others is intense and is expected to increase. Many of these companies have substantially greater capital resources, research and development staffs and facilities and experience in the marketing and distribution of products than the Company. In addition, competitive companies are working on alternate approaches to many of the diseases targeted by the Company.

     The Company is currently aware of other companies which have or are planning to commercialize products intended to serve as skin replacements, in addition to several companies that concentrate on skin repair devices. The Company's principal competitors in the wound care products market include Johnson & Johnson, Kendall, Smith & Nephew, Advanced Tissue Sciences and Genzyme Tissue Repair. The Company believes that its competitive position will be based on its ability to create and maintain scientifically advanced technology and proprietary products and processes, attract and retain qualified scientific personnel, obtain patent or other protection for its products and processes, obtain required government approvals on a timely basis, manufacture its products on a cost-effective basis and successfully market its products.

EMPLOYEES


     As of June 28, 1995, the Company had 95 full-time employees, of which 50 employees were devoted to research and development and 33 employees were devoted to production and support of GRAFTSKIN and other products. The Company is dependent upon the ability of certain of its key employees to develop and manufacture its products and to assist in regulatory matters. None of the Company's employees are represented by a labor union. The Company believes its relationship with its employees is good.


SCIENTIFIC ADVISORY BOARD

     The Company has a Scientific Advisory Board ("SAB") composed of seven physicians, professors and scientists in various fields of medicine and science. The SAB meets from time to time to advise and consult with management and the Company's scientific staff. Each member of the SAB is expected to devote only a portion of his time to the Company and may have consulting or other advisory arrangements with other entities which may conflict or compete with his obligations to the Company. Members of the SAB have no formal duties, authority or management obligations.

PROPERTIES


     The Company currently leases 45,000 square feet of space in Canton, Massachusetts, at an annual average base rent of $386,000, plus operating expenses. The lease expires in 1999. In January 1992, the Company sublet approximately 12,000 square feet of this space to a third party at an annual rent of approximately $100,000 plus operating expenses. The Company took occupancy of the subleased space in April 1995. The Company believes that its facility is adequate for its current needs.


                                   MANAGEMENT

     The following table sets forth the name, age, and current position of each executive officer and director of the Company.


             NAME                 AGE                       POSITION
             ----                 ---                       --------
Herbert M. Stein..............    67    Chairman, Chief Executive Officer and Director
Dr. David T. Rovee............    55    President, Chief Operating Officer, Chief
                                        Scientific Officer and Director
Curtis W. Rodenhouse..........    41    Chief Financial Officer, Treasurer and
                                        Secretary
Dr. Paul Kemp.................    38    Vice President -- Connective Tissue Science
Dr. Nancy L. Parenteau........    41    Vice President -- Cell and Tissue Science
Dr. Harold B. Reisman.........    59    Vice President -- Operations
Dr. Michael L. Sabolinski.....    39    Vice President -- Medical and Regulatory
                                        Affairs
Dr. Paul L. Termin, D.V.M.....    49    Vice President -- Vascular Products Research
                                        and Development
Richard S. Cresse.............    67    Director
William J. Hopke..............    39    Director
Dr. Bjorn R. Olsen............    54    Director
Dr. Anton E. Schrafl..........    63    Director


     Mr. Stein became Chairman of the Board of Directors in February 1991. He has been a Director of the Company since October 1986 and the Chief Executive Officer of the Company since January 1987. Mr. Stein was the Vice Chairman of the Board of Directors of the Company from January 1987 to February 1991. Mr. Stein is also a director of EKCO Group, Inc. and BioMedical Waste Systems, Inc.

     Dr. Rovee became President, Chief Operating Officer and Chief Scientific Officer in February 1994. He became a Director of the Company in March 1994. Dr. Rovee joined the Company in September 1991 as a consultant and was elected Vice President -- Research and Development of the Company in November 1991. Prior to joining the Company, Dr. Rovee had been with Johnson & Johnson for 25 years, most recently as Vice President of Research and Development for J&J Patient Care, Inc.

     Mr. Rodenhouse joined the Company as Chief Financial Officer, Treasurer and Secretary in December 1994. Prior to joining the Company, Mr. Rodenhouse was employed at Kellogg Brush Manufacturing Co. since December 1989, and served as Executive Vice President, Chief Operating Officer and Chief Financial Officer.


     Dr. Kemp was elected as Vice President -- Connective Tissue Science in February 1994. Dr. Kemp was Director, Matrix Engineering from 1990 to 1994, Director, Collagen Production from 1990 to 1992, Group Leader, Matrix Biochemistry from 1988 to 1990 and Staff Scientist, Matrix Biochemistry from 1987 to 1988.


     Dr. Parenteau was elected as Vice President -- Cell and Tissue Science in February 1994. Dr. Parenteau was Director -- Cell Biology Research from 1989 to 1994, Project Director -- Living Skin Equivalent and Co-Director of Research from 1987 to 1989 and Group Leader -- Cell Biology from 1986 to 1987.

     Dr. Reisman joined the Company as Vice President -- Operations in February 1989. Prior to joining the Company, Dr. Reisman had been Director of Manufacturing of the Food Ingredients Division of Stauffer Chemical Co. since 1973. From 1961 through 1973, Dr. Reisman was employed at Merck & Co., Inc.

     Dr. Sabolinski was elected Vice President -- Medical and Regulatory Affairs of the Company in February 1994. Dr. Sabolinski joined the Company in April 1992 as Director of Clinical and Regulatory Affairs. Prior to joining the Company, Dr. Sabolinski was Vice President of Clinical Affairs at Advanced Tissue Sciences from November 1991 to March 1992. From 1989 to November 1991, Dr. Sabolinski was Director of Cardiovascular Products at Sandoz Pharmaceuticals Corp.

     Dr. Termin was elected Vice President -- Vascular Products Research and Development of the Company in February 1994. Dr. Termin joined the Company as Director of the Graftartery Program in August 1992.

Prior to joining the Company, Dr. Termin served as Director, Medical and Scientific Affairs from April 1990 and as Principal Scientist from December 1988 to March 1990 at Schneider, a division of Pfizer Inc.

     Mr. Cresse has served on the Board of Directors of the Company since 1986. He has served as Corporate Vice President -- Sales of Arthur D. Little, Inc. since November 1988.

     Mr. Hopke has served on the Board of Directors of the Company since 1990. He has served as Senior Vice President since June 1993 and Treasurer since June 1995 of Dominion Capital, Inc. In addition, he has served as President of Dominion Financing, Inc. since January 1988 and Assistant Treasurer of Dominion Resources, Inc. since 1989. He also serves as a director of Petersburg Long Distance Inc., Caldera Environmental Corp., Wilshire Technologies, Inc., EPL Technologies Inc., and Advanced Materials Inc.

     Dr. Schrafl has served on the Board of Directors of the Company since 1987. Dr. Schrafl has served as Deputy Chairman of "Holderbank" Financiere Glaris Ltd., a Swiss manufacturer of cement, since July 1984.

     Dr. Olsen was elected to the Board of Directors of the Company in 1994. Dr. Olsen served as Hersey Professor of Anatomy, Department of Anatomy and Cellular Biology, Harvard Medical School, from 1985 to 1993, and has served as Hersey Professor of Cell Biology, Department of Cell Biology, Harvard Medical School, since 1993.


                     PRINCIPAL STOCKHOLDERS AND MANAGEMENT

     The following table sets forth certain information as of March 31, 1995 with respect to the beneficial ownership of the Company's Common Stock by (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director, (iii) the Company's four most highly compensated executive officers for the year ended December 31, 1994 and (iv) all directors and executive officers of the Company as a group:

                                                                   SHARES OF
                                                                  COMMON STOCK      PERCENT OF
       NAME AND ADDRESS OF                                        BENEFICIALLY     COMMON STOCK
         BENEFICIAL OWNER                                           OWNED(1)       OUTSTANDING
       -------------------                                        ------------     ------------
North American Management Corp. ................................     865,350(2)         9.2%
  Ten Post Office Square
  Boston, MA 02109
H.M. Stein Associates...........................................     490,000(3)         5.2%
  c/o Herbert M. Stein
  2800 South Ocean Boulevard
  Boca Raton, FL 33432
Herbert M. Stein................................................     503,550(4)         5.4%
Richard S. Cresse...............................................      22,000(5)           *
William J. Hopke................................................      17,000(6)           *
Dr. Bjorn R. Olsen..............................................       5,000(5)           *
Dr. Anton E. Schrafl............................................      84,000(7)           *
Dr. David T. Rovee..............................................      63,600(5)           *
Dr. Harold B. Reisman...........................................      65,000(5)           *
Dr. Michael L. Sabolinski.......................................      27,000(5)           *
All directors and officers as a group (13 persons)..............     841,950(8)         9.0%

- ---------------
 *  Less than 1%.

(1) Except as otherwise specifically noted, the number of shares stated as being owned beneficially includes shares believed to be held beneficially by spouses, minor children and grandchildren. The inclusion of such shares however does not constitute an admission that the named stockholders are direct or indirect beneficial owners of such shares.

(2) The information reported is solely based on information provided by North American Management Corp.

(3) Represents shares held by H.M. Stein Associates, a limited partnership owned by members of the immediate family of Herbert M. Stein, an officer and director of the Company. Mr. Stein owns approximately 8% of the partnership.

(4) Includes 449,500 shares of Common Stock which are subject to outstanding options exercisable within the 60-day period following March 31, 1995; 44,100 shares held by H.M. Stein Associates and 9,950 shares owned. Does not include 445,900 shares of Common Stock held by H.M. Stein Associates.

(5) Represents shares of Common Stock which are subject to outstanding options exercisable within the 60-day period following March 31, 1995.

(6) Excludes 120,000 shares of Common Stock and 250,000 shares of Preferred Stock held by Dominion Capital, Inc. Mr. Hopke is an officer and director of Dominion Capital, Inc. Mr. Hopke disclaims beneficial ownership of the Common Stock and the Preferred Stock held by Dominion Capital, Inc. Includes 17,000 shares of Common Stock which are subject to outstanding options exercisable within the 60-day period following March 31, 1995.

(7) Includes 62,000 shares owned and 22,000 shares of Common Stock which are subject to outstanding options exercisable within the 60-day period following March 31, 1995.

(8) Includes 44,100 shares held by H.M. Stein Associates, 9,950 shares held by Herbert M. Stein, 62,000 shares held by Dr. Schrafl and 725,900 shares of Common Stock subject to outstanding stock options held by officers and directors which are exercisable within the 60-day period following March 31, 1995. Excludes 120,000 shares of Common Stock and 250,000 shares of Preferred Stock held by Dominion Capital, Inc. (see footnote 6 above.).


                          DESCRIPTION OF CAPITAL STOCK

     AUTHORIZED AND OUTSTANDING CAPITAL STOCK. The Company is authorized to issue 20,000,000 shares of common stock, $.01 par value per share ("Common Stock"), and 1,000,000 shares of Preferred Stock, $1.00 par value per share ("Preferred Stock").


     As of June 28, 1995, there were issued and outstanding 9,379,278 shares of Common Stock and 250,000 shares of Series A Convertible Preferred Stock (the "Series A Stock"). In addition, as of June 28, 1995, the Company has reserved an aggregate of 2,000,000 shares of Common Stock for issuance under its 1986 Stock Option Plan, 1,200,000 shares of Common Stock for issuance under its 1995 Stock Option Plan, 300,000 shares of Common Stock under a stock option agreement with the Chairman of the Company, 187,500 shares of Common Stock for issuance upon the exercise of certain warrants described below, 150,000 shares of Common Stock for issuance upon exercise of options granted under the 1991 Employee Stock Purchase Plan, 100,000 shares of Common Stock for issuance upon exercise of options granted under the 1991 Directors Stock Option Plan, and 200,000 shares of Common Stock for the issuance upon exercise of options granted or to be granted under the 1994 Directors' Stock Option Plan.


     Common Stock. The holders of Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after payment of liabilities and the liquidation preferences of any outstanding Preferred Stock. The holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. All outstanding shares of Common Stock are fully paid and non-assessable.

     Preferred Stock. The Board of Directors may, without further action of the stockholders of the Company, issue Preferred Stock in one or more series and fix the rights and preferences thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

     The rights of the holders of Common Stock as described above will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any additional shares of Preferred Stock.

     Series A Stock. On May 12, 1991, the Board of Directors authorized the designation of 250,000 shares of Series A Stock. All of the authorized and issued shares of Series A Stock were then purchased by a stockholder of the Company. No dividends accrue on the Series A Stock.

     The Company may redeem the Series A Stock at any time, in whole or in part, by paying a redemption price ranging from $8.40 to $8.00 per share, depending on when such stock is redeemed by the Company. The Series A Stock has a liquidation preference over Common Stock equal to $8.00 per share.

     Each holder of shares of Series A Stock is entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Stock are convertible. The Company may not (a) amend, alter or repeal the preferences, special rights or other powers of the Series A Stock so as to adversely affect the Series A Stock, or (b) amend, alter or modify its Restated Certificate of Incorporation to increase the number of authorized shares of Series A Stock, without the written consent of the holders of a majority of the then outstanding shares of Series A Stock.

     Common Stock Purchase Warrants. There are currently outstanding common stock purchase warrants ("the Investor Warrants") issued by the Company to certain investors to purchase an aggregate of 187,500 shares of its Common Stock, for exercise prices ranging from $12.00 per share to $30.55 per share. All

Investor Warrants are exercisable at any time by the holders thereof. The shares of Common Stock issuable upon exercise of such Investor Warrants (the "Registrable Shares") have not been registered under the Securities Act. However, the Company has granted the holders of the Investor Warrants demand registration rights to require the Company to register the Registrable Shares under the Securities Act at the Company's expense. The Company has also granted incidental registration rights to each holder of Investor Warrants.


     Investor Warrants to purchase an aggregate of 150,000 shares of Common Stock expire in November, 1995; and 37,500 Investor Warrants expire on April 3, 1996. As of June 28, 1995, no Investor Warrants had been exercised.

                            DESCRIPTION OF WARRANTS


     The following summary of the provisions of each of the Unit Warrants and Adjustment Warrants is qualified in its entirety by reference to the respective form of Warrant Agreement, a copy of which is filed as an Exhibit to the Registration Statement of which this Prospectus is a part.



     Unit Warrants. Each Unit Warrant entitles the holder (the "Unit Warrant Holder") to the right (the "Unit Warrant Right") to purchase one share of Common
Stock at a price of $          per share (expected to be equal to 150% of the
lower of the Initial Purchase Price or the Adjustment Price, as such terms are defined below), subject to adjustment as described below, at any time through
                    , 2000, when the Unit Warrants expire. The term "Adjustment Price" means an amount equal to 97% of the average of the daily volume weighted average trade price (as reported by Bloomberg Financial Markets News and rounded to three decimal places) for the Company's Common Stock during a period beginning on the day after an investment agreement is signed and ending 20 business days later and the term "Initial Purchase Price" means the Per Unit Price to the Public set forth in the table on the cover page of this Prospectus divided by five (5). The holder of Unit Warrants may exercise some or all of the Unit Warrants held by such holder by executing the appropriate subscription form attached to the Unit Warrant Agreement and delivering the form to the Company, together with the payment of the exercise price for the shares of Common Stock purchased. The exercise price may be paid by certified or bank check or by wire transfer. Unit Warrants may be exercised on more than one occasion prior to expiration of the Unit Warrants. Unit Warrant holders will not have any voting or other rights as stockholders of the Company.



     The Unit Warrant included in each Unit is subject to adjustment in the event the Adjustment Price exceeds the Initial Purchase Price by an amount equal to or greater than $2.00 per share, in which event each Unit shall include a Unit Warrant to purchase one-half share of Common Stock instead of one share of Common Stock.



     The Unit Warrants may, subject to certain exceptions, be redeemed by the
Company at a price of $.01 each, at any time after                , 1997 upon 30
days prior written notice, if the average of the closing sale prices of the
Common Stock (as reported by the American Stock Exchange) exceeds $          per
share (expected to be equal to 150% of the Warrant Exercise Price) for any thirty (30) consecutive trading days ending within 30 days of the notice of redemption. The Unit Warrant Rights contained in any Unit Warrants so called for redemption will be forfeited unless such Unit Warrants are exercised prior to the date specified in the notice of redemption.



     Adjustment Warrants. In the event that the Adjustment Price is lower than the Initial Purchase Price, the Company will issue Adjustment Warrants to each investor equal to the Initial Purchase Price less the Adjustment Price multiplied by the number of shares of Common Stock included in the Units purchased by such investor, and divided by the Adjustment Price. The exercise price of the Adjustment Warrants will be $.01 per share of Common Stock and the Adjustment Warrants will be exercisable by the holder thereof for a period beginning 65 days from the date that the holder gives notice to the Company and ending 155 days after such notice and will expire at the end of this period. The Adjustment Warrants will expire on the third anniversary of their issuance if they have not previously expired. The Adjustment Warrants may not be redeemed by the Company.



     Transferability. The Unit Warrants and the Adjustment Warrants (collectively, the "Warrants") are nontransferable and no public market for trading the Warrants is expected to exist.



     Adjustments. The exercise price of the Warrants, the number of shares of Common Stock issuable upon the exercise of the Unit Warrant Rights and the price at which the Company may redeem the Unit Warrants are subject to adjustment in the event of stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation or certain other events. In the event of the complete liquidation and dissolution of the Company, the Warrants will terminate.



     The Company has authorized and reserved for issuance a number of shares of Common Stock sufficient to provide for the exercise of the right to purchase shares currently represented by the Warrants. When issued against receipt of the payment provided for in the Warrants, each share of Common Stock will be fully paid and nonassessable.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain United States federal income tax considerations that prospective purchasers of the Units should take into account. The discussion is based upon the Internal Revenue Code of 1986 as presently in effect, Treasury Department proposed, temporary and final regulations, judicial decisions and Internal Revenue Service rulings and administrative practices, all of which are subject to prospective or retroactive change. The tax consequences to prospective investors may vary based on the individual circumstances of each investor and the tax consequences to any particular investor may be affected by matters not discussed below. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN FEDERAL INCOME TAX SITUATIONS, AS WELL AS ESTATE, GIFT, FOREIGN, STATE AND LOCAL TAX ASPECTS OF AN INVESTMENT IN THE COMPANY.

DETERMINATION OF TAX BASIS


     For purposes of determining a holder's adjusted tax basis in the Common Stock and the Unit Warrants for federal income tax purposes, the purchase price of each Unit must be allocated between the Common Stock and the Unit Warrants. A holder's adjusted tax basis for the Common Stock will equal the portion of each Unit's purchase price allocated to the Common Stock based on the relative fair market values of the Common Stock and the Unit Warrants on the closing date of the transaction. A holder's adjusted tax basis for each Unit Warrant will equal the portion of each Unit's purchase price not allocated to the Common Stock.



TREATMENT OF ADJUSTMENT WARRANTS



     If the Company issues Adjustment Warrants, the issuance of such Adjustment Warrants will likely be treated for federal income tax purposes as the issuance of the number of shares of Common Stock for which such Adjustment Warrants are exercisable.



SALES OF COMMON STOCK OR UNIT WARRANTS



     On a sale or other taxable disposition of any Common Stock or Unit Warrant, a holder will recognize gain or loss in an amount equal to the difference between the amount received on the disposition and the holder's adjusted tax basis in any such Common Stock or Unit Warrant. Gain or loss on the sale of the Common Stock will generally be capital gain or loss if the Common Stock is treated as a capital asset in the hands of the holder on the date of sale. Gain or loss on the sale of a Unit Warrant will be capital gain or loss if the Common Stock is or would be treated as a capital asset in the hands of the holder of the Unit Warrant on the date of sale. The capital gain or loss will be long-term capital gain or loss if the holder's holding period for such Common Stock or Unit Warrants is more than one year at the time of the disposition. A non-corporate holder is taxable on long-term capital gains at a maximum federal tax rate of 28%, contrasted with the maximum federal tax rate applicable to short-term capital gains of 39.6% (not taking into account the phase-out of personal exemptions and certain itemized deductions). A corporate holder is taxable on long-term capital gains at a maximum federal tax rate of 35%.



EXERCISE OF UNIT WARRANTS



     Upon the exercise of a Unit Warrant, a holder will not recognize any gain or loss. The holder's adjusted tax basis in the Common Stock received upon exercise of the Unit Warrant will be equal to the adjusted tax basis of the Unit Warrant increased by the amount paid on exercise of the Unit Warrant. The holding period for the Common Stock received upon exercise of the Unit Warrant will commence upon exercise.



REDEMPTION OF UNIT WARRANTS



     Upon the redemption by the Company of a Unit Warrant, a holder will recognize gain or loss in an amount equal to the difference between the amount received on the redemption and the holder's adjusted tax basis in such Unit Warrant. If the Common Stock would have been a capital asset in the hands of the holder of the Unit Warrant, the gain or loss will generally be treated as capital gain. If the Common Stock would not have been a capital asset in the hands of the holder of the Unit Warrant or if the IRS successfully asserted that the redemption of the Unit Warrant constituted a termination of a contractual obligation rather than the sale or exchange of a capital asset, the gain or loss would be treated as ordinary income or ordinary loss. Any capital gain or loss will be long-term capital gain or loss if the holder's holding period for the Unit Warrants is more than one year at the time of the disposition.



EXPIRATION OF UNIT WARRANTS



     Upon the expiration of a Unit Warrant without exercise, a holder will recognize a capital loss in an amount equal to the adjusted tax basis of the Unit Warrant.


                              PLAN OF DISTRIBUTION

     The Units offered hereby are being offered for sale directly by the Company. The Company does not anticipate offering the Units through underwriters, dealers or agents. However, if the Company does offer the Units through any of the foregoing, the net proceeds to the Company would be reduced by any discounts or commissions which would be required to be paid by the Company to any such underwriter, dealer or agent. The price of the Units offered hereby and the exercise price of the Common Stock underlying the Warrants will be determined through negotiations between the Company and prospective purchasers of the Units.

     There can be no assurance that the Company will be successful in selling any or all of the Units offered hereby. The Company has not fixed a minimum number of Units to be sold pursuant to this Prospectus. Therefore, the Company may sell less than all of the Units offered hereby, which may significantly reduce the amount of proceeds to be received by the Company. Funds received by the Company on the sale of less than all of the Units offered hereby will not be placed in an escrow, trust or similar account.

     The Chief Executive Officer, President and Chief Financial Officer of the Company, with the assistance of other officers as needed, will participate in the sale of the Units to the purchasers. These participants, who will not receive any compensation for these activities, will not be deemed to be brokers pursuant to Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. The Company does not expect to offer or sell Units in any state whose securities laws would require that the Units only be sold through licensed brokers or dealers.

                                 LEGAL MATTERS

     The validity of the Units offered hereby will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1994 and 1993 and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1994 are incorporated by reference in this Prospectus and elsewhere in the registration statement and have been incorporated herein in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

================================================================================
NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                           ------------------------

                              TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
Incorporation of Certain Documents by Reference..............       2
Available Information........................................       2
Prospectus Summary...........................................       3
Risk Factors.................................................       6
Use of Proceeds..............................................      11
Common Stock Price Range.....................................      12
Dividend Policy..............................................      12
Capitalization...............................................      13
Dilution.....................................................      14
Selected Consolidated Financial Data.........................      15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations..................................      16
Business.....................................................      18
Management...................................................      27
Principal Stockholders and Management........................      29
Description of Capital Stock.................................      30
Description of Warrants......................................      32
Certain Federal Income Tax Considerations....................      33
Plan of Distribution.........................................      34
Legal Matters................................................      34
Experts......................................................      34

================================================================================



================================================================================
                               ORGANOGENESIS INC.

                                 200,000 UNITS

                                    [LOGO]



                    EACH UNIT CONSISTING OF FIVE SHARES OF
                        COMMON STOCK AND ONE REDEEMABLE
                        COMMON STOCK PURCHASE WARRANT,


                             SUBJECT TO ADJUSTMENT






                              --------------------

                                   PROSPECTUS

                              --------------------






                                           , 1995
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The costs of issuance and distribution will be borne by the Registrant as follows:



SEC Registration Fee..............................................................  $ 18,730
AMEX Listing Fee..................................................................    17,500
Transfer Agent and Registrar*.....................................................     3,500
Accounting Fees and Expenses*.....................................................    20,000
Legal Fees and Expenses*..........................................................    50,000
Printing and Engraving*...........................................................    25,000
Miscellaneous*....................................................................    15,270
                                                                                    --------
          Total...................................................................  $150,000
                                                                                    ========


- ---------------
* Estimated



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company's Restated Certificate of Incorporation provides for indemnification to the fullest extent permitted by law and that the Company may advance litigation expenses to an officer or director prior to the final disposition of an action.

     The Company's Restated Certificate of Incorporation also provides, as permitted by Delaware law, that directors shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,
(iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company has a Directors and Officers liability insurance policy that insures the Company's officers and directors against certain liabilities.

ITEM 16. EXHIBITS.

     See Exhibit Index included immediately preceding the Exhibits to this Registration Statement, which is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item 15 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Canton, Commonwealth of Massachusetts on the 5th day of July, 1995.


                                          ORGANOGENESIS INC.


                                          By: /S/  HERBERT M. STEIN*

                                              ----------------------

                                              HERBERT M. STEIN

                                              Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated.



                SIGNATURE                                  TITLE                     DATE
                ---------                                  -----                     ----

/S/  HERBERT M. STEIN*                        Chief Executive Officer,            July 5, 1995
- ------------------------------------------    Chairman and Director
Herbert M. Stein                              (Principal Executive Officer)

/S/  DAVID T. ROVEE*                          President, Chief Operating          July 5, 1995
- ------------------------------------------    Officer, Chief Scientific
David T. Rovee                                Officer and Director

/S/  CURTIS W. RODENHOUSE                     Chief Financial Officer,            July 5, 1995
- ------------------------------------------    Treasurer and Secretary
Curtis W. Rodenhouse                          (Principal Financial Officer
                                              and Principal Accounting
                                              Officer)

/S/  RICHARD S. CRESSE*                       Director                            July 5, 1995
- ------------------------------------------
Richard S. Cresse

/S/  WILLIAM J. HOPKE*                        Director                            July 5, 1995
- ------------------------------------------
William J. Hopke

/S/  ANTON E. SCHRAFL*                        Director                            July 5, 1995
- ------------------------------------------
Anton E. Schrafl

/S/  BJORN R. OLSEN*                          Director                            July 5, 1995
- ------------------------------------------
Bjorn R. Olsen




*By: /S/  CURTIS W. RODENHOUSE

     -------------------------

     Curtis W. Rodenhouse
     Attorney-in-fact


                                 EXHIBIT INDEX



  EXHIBIT                         DESCRIPTION OF EXHIBIT
  -------                         ----------------------
    *4.1   Restated Certificate of Incorporation, as amended, of Organogenesis Inc.
   **4.2   Certificate of Stock Designation, Number, Voting Powers, Preferences and Rights of
           the Series of the Preferred Stock of Organogenesis Inc. to be Designated Series A
           Convertible Preferred Stock
  ***4.2   By-Laws, as amended, of Organogenesis Inc.
     4.3   Form of Unit Warrant Agreement
     4.4   Form of Adjustment Warrant Agreement
     4.5   Form of Investment Agreement
       5   Opinion of Hale and Dorr
    23.1   Consent of Coopers & Lybrand L.L.P.
    23.2   Consent of Hale and Dorr (included in Exhibit 5)
   +24     Powers of Attorney


- ---------------
   * Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 33-40287), filed with the Commission on April 30, 1991.

  ** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1991 (File No. 0-15246), filed with the Commission on August 13, 1991).

 *** Incorporated by reference to the Company's Annual Report on Form 10-K, as filed with the Commission on March 31, 1987 (File No. 0-15246).


  + Previously Filed.
